Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Issuer

Gamecorp Ltd.
144 Front Street West
Suite 700
Toronto, Ontario
M5J 2L7
Tel : (416) 477-5656

Item 2: Date of Material Change

November 20, 2008

Item 3: Date of News Release

The news release was issued on November 10, 2008 through Canada Stockwatch, Market News Publishing Inc., Marketwire and other dissemination services.

Item 4: Summary of Material Change:

The Company closed a non-brokered private placement in its securities at a price of $0.25 per common share for total proceeds of $1,000,000.

The material change is also summarized in the attached news release dated November 10, 2008.

Item 5: Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated November 10, 2008.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6: Reliance on Section 7.1 of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7: Omitted Information

There is no omitted information

Item 8: Executive Officer

Jason Moretto, President
Eiger Technology, Inc.
(416) 477-5656 ext. 302

Item 9: Date of Report

November 20, 2008